Mail Stop 4561



							December 2, 2008


By U.S. Mail and Facsimile (312) 609-5005

Mr. Fred Abdula
Chairman
Northern States Financial Corporation
1601 N. Lewis Avenue
Waukegan, Illinois 60085


Re: 	Northern States Financial Corporation
Draft Preliminary Proxy Statement on Schedule 14A
      File No. 000-19300


Dear Mr. Abdula:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pro Forma Impact of the Capital Purchase Program, page 8

1. As we requested in our comment letter to you dated November 18, 2008, you should consider only those plans for the proceeds that meet the factually supportable criteria. Accordingly, please revise your pro forma effects on the income statements without the assumption that you will deploy half the capital into loan demand. Similarly delete or revise your claim, on page 8, that you expect income available to stockholders to increase.

2. Please revise your pro forma financial information to present the estimated costs relating to the issuance of warrants as a separate line item between Net Income and Net Income available to common shareholders. Because this relates to the amortization of the discount on the preferred shares, these amounts should be accounted for in a similar manner to the dividends paid on the preferred stock.

3. Please revise to disclose the following information:
* disclose the methodologies and assumptions used to determine the relative fair values of both the preferred shares and the common stock warrants;
* disclose the accretion period of the preferred share discount, and how you determined the amount of the adjustment related to this accretion;
* disclose the effective yield of the preferred shares as a result of the accretion of the discount;
* revise the income statement information to separately present the dividends on the preferred stock and the accretion of the discount;
and,
* revise the Stockholder`s Equity section of the balance sheet to separately present amounts related to the preferred stock and the common stock warrants.


Incorporation of Financial Information, page 13

4. We note that you are not eligible to incorporate by reference under Item 13(b)(1). If you intend to incorporate by reference pursuant to Item 13(b)(2), provide the disclosure required by Item 13(c)(2), including a statement that the information incorporated by reference is being delivered to security holders with the proxy statement.



      * * * * * * * * * * * * *


      As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact either Jonathan E. Gottlieb at (202) 551-
3416
or me at (202) 551-3418 if you have questions regarding these comments.



						Sincerely,



						William C. Friar
						Senior Financial Analyst


cc:	Jennifer Durham King, Esquire
      Vedder Price P.C.
      222 North LaSalle Street
      Chicago, Illinois 60601





Mr. Fred Abdula
Northern States Financial Corporation
December 2, 2008
Page 1